082-05217

07020517

Release Date: 2006/12/08 04:22:00 PM

Exxaro Resources Limited - Acceptance of conditional awards

SUPPL

EXX
Exxaro Resources Limited - Acceptance of conditional awards
Exxaro Resources Limited
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")

1. ACCEPTANCE OF CONDITIONAL AWARDS GRANTED IN TERMS OF THE DEFERRED BONUS PLAN SCHEME ("DBP Scheme") TO DIRECTORS OF EXXARO AND ITS MAJOR SUBSIDIARIES

In terms of clauses 3.63 and 3.64 of the JSE Listings Requirements notice is hereby given that, as at 7 December 2006, directors of Exxaro and its major subsidiaries received and accepted DBP awards.

Pursuant to the unwinding of the Kumba DBP Scheme, which will be replaced by a new Exxaro DBP Scheme, it was required to finalise the awards in terms of the rules, as follows:

Class of shares:	Ordinary
Nature of transaction:	Unwinding of DBP Scheme
Nature of interest:	Direct Beneficial
Name:	PT Arran
Number of shares:	278
Price:	R41.96
Name:	CJ Fauconnier
Number of shares:	1,025
Price:	R41.96
Name:	MJ Kilbride
Number of shares:	586
Price:	R41.96
Name:	PA Koppeschaar
Number of shares:	290
Price:	R41.96
Name:	JA Meyer
Number of shares:	85
Price:	R26.17
Number of shares:	225
Price:	R40.90
Number of shares:	92
Price:	R41.96
Name:	DJC Taylor
Number of shares:	316
Price:	R40.90
Number of shares:	132
Price:	R41.96
Name:	N Tsengwa
Number of shares:	180
Price:	R31.09
Number of shares:	210
Price:	R35.43
Number of shares:	117
Price:	R41.96
Name:	DJ van Staden
Number of shares:	565
Price:	R41.96

PROCESSED
JAN 2 5 2007
THOMSON FINANCIAL

RECEIVED
2007 JAN 19 A 10:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dlw 1/24

2. DEALING IN EXXARO SHARES

In terms of the JSE Listings Requirements notice is hereby given that MS

Viljoen, company secretary of Exxaro, has purchased shares. This resulted in the following ordinary shares of Exxaro having been traded on the JSE:

Date of transaction: 30-11-2006
Number of shares: 3,000
Price per share: R 58.8622
Cost value: R 176,586.60
Class of securities: Ordinary
Nature of transation: Indirect non-beneficial

With reference to the above, clearance in terms of 3.66 of the JSE listings Requirements was obtained.

8 December 2005
MS VILJOEN
COMPANY SECRETARY
Sponsor: J.P.Morgan Equities Limited
Date: 08/12/2006 04:22:06 PM Produced by the JSE SENS Department

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Release Date: 2006/11/29 01:58:00 PM

Exxaro - Unbundling of Kumba - apportionment of cost for tax purposes

EXX
Exxaro - Unbundling of Kumba - apportionment of cost for tax purposes
Exxaro Resources Limited
(Previously Kumba Resources Limited ("Kumba"))
(Incorporated in the Republic of South Africa)
(Registration number: 2000/011076/06)
(Share code: EXX) & (ISIN: ZAE000084992)
("Exxaro" or "the company")
Unbundling of Kumba Iron Ore Limited - apportionment of cost for tax purposes
1. Introduction
Exxaro shareholders are referred to the circular dated 9 October 2006 ("circular") relating to, inter alia, the unbundling of Kumba Iron Ore Limited ("Kumba Iron Ore"), and are advised that, in terms of the unbundling, Kumba Iron Ore shares commenced trade on the JSE Limited ("JSE") with effect from the opening of business on Monday, 20 November 2006. The company"s name has been changed to "Exxaro Resources Limited" and this change of name became effective on the JSE with effect from Monday, 27 November 2006.
The purpose of this announcement is to notify Exxaro shareholders of the ratio to be used in the apportionment for tax purposes of the cost of a Kumba share between the Exxaro share after the unbundling ("Exxaro share") and the Kumba Iron Ore share received in terms of the unbundling ("Kumba Iron Ore share"). A summary of the South African tax considerations was set out in the circular.
2. Apportionment ratio
The ratio of the respective market values of an Exxaro share and a Kumba Iron Ore share on the JSE as at 17:00 on Tuesday, 28 November 2006 was 31.92% relating to an Exxaro share and 68.08% relating to a Kumba Iron Ore share ("the apportionment ratio").
The apportionment ratio is to be used to apportion the cost of a Kumba share between an Exxaro share and a Kumba Iron Ore share for the determination of profits and losses, of a capital and trading nature, derived on any future disposals of Exxaro shares or Kumba Iron Ore shares.
Pretoria
29 November 2006
Merchant bank and joint sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)
Lead sponsor
JP Morgan Equities Limited
Date: 29/11/2006 01:57:21 PM Produced by the JSE SENS Department

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